

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

August 24, 2006

Mr. Lindsay Hall
Executive Vice-President & Chief Financial Officer
Goldcorp Inc.
Waterfront Centre
Suite 1560 – 200 Burrard Street
Vancouver, BC V6C 3L6
Canada

> **Re: Goldcorp Inc.**
> **Form 40-F for Fiscal Year Ended December 31, 2005**
> **Filed March 21, 2006**
> **Response Letter Dated August 4, 2006**
> **File No. 1-12970**

Dear Mr. Hall:

We have reviewed your response letter and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 40-F for the Fiscal Year Ended December 31, 2005

1.   We note in your response letter dated August 3, 2006, that you intend to make modifications to your disclosures for clarification purposes. Please provide us with a copy of your proposed revisions with your next response.

Financial Statements

Note 2 – Summary of Significant Accounting Policies

(h) Mining interests, page 33

2.   Your response to our prior comment number six indicates the exploration value associated with certain acquired interests has been assigned to your mineral interests accounts. Please tell us why you believe the speculative value associated with acquired properties is a tangible asset. Please refer us to the guidance you are relying upon in support of your conclusion for both U.S. and Canadian GAAP purposes.

3.   We note your response to our prior comment number eight. It appears for U.S. GAAP purposes that the production stage may have been achieved at your Amapari mine at a date earlier than September 23, 2005. Please note that for U.S. GAAP purposes, the production stage occurs when saleable material is extracted. Please clarify when this event occurred. In addition, please confirm, if true, that for U.S. GAAP purposes, all appropriate costs have been recognized in inventory from the point saleable material was first extracted. Finally, please provide us with a copy of your materiality analysis that addresses the elements of SAB Topic: 1M in support of your materiality conclusions. Refer also to EITF 04-06 for US GAAP.

4.   Please expand your accounting policy disclosures regarding the timing of when the mine enters the production stage, addressing the relevant factors you consider for both Canadian and U.S. GAAP purposes.

5.   Please expand your accounting policy disclosure to better clarify the nature of the mine development costs incurred to maintain current production and the reason(s) for your policy of expensing these costs as incurred.

 (j) Silver Contract – page 34

6.   We note your response to our prior comment number 11 and continue to require further clarification regarding numerous aspects of this arrangement. Please provide us with and disclose in your document a robust understanding of the background of this transaction, the pertinent terms, and the basis for your accounting. Specifically address the nature of the asset you have acquired, the form and amount of consideration paid, the parties involved, the duration of the contract, termination penalties, and any other terms and conditions that may facilitate our and investor understanding of the agreement.

7.   It appears your silver contract might be defined as a derivative instrument within the scope of SFAS 133 for U.S. GAAP purposes. Please tell us if you have considered whether this agreement represents a derivative instrument and provide us with an understanding of the basis for your conclusions under both US and Canadian GAAP. We note that the agreement appears to have a net settlement feature.

8.   It appears from your response that you are considering the guidance of EITF 04-3 for the purposes of impairment testing for US GAAP relating to your silver contract. Please tell us why you believe this agreement falls within the scope of EITF 04-3. It appears you have not purchased the mining assets including the reserves, resources or mineral rights to the value beyond proven and probable reserves that underlie this silver contract.

9.   Please confirm if true, that only proven and probable reserves are used to amortize your silver contract. Also clarify, if true, that the source of the reserves are only those reserves produced from the Swedish mine.

Note 8. Inventories and stockpiled ore, page 40

10.   We note your response to our prior comment numbers 13 and 14. Please expand your disclosures to clarify the nature of your work-in-progress inventories as well as discuss the expected timing of the processing of your low grade stockpiles.

Note 14. Shareholders' Equity, page 42

11.   Please provide us with a response to our prior comment number 17 at your earliest opportunity.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to

Mr. Lindsay Hall
Goldcorp Inc.
August 24, 2006
page 4

provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact Kevin Stertzel at (202) 551-3723, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3683 with any other questions.

      Sincerely,

      Jill S. Davis
      Branch Chief